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                           September 14, 2023

       Kabir Nath
       Chief Executive Officer
       COMPASS Pathways plc
       33 Broadwick Street
       London W1F 0DQ
       United Kingdom

                                                        Re: COMPASS Pathways
plc
                                                            Registration
Statement on Form S-3
                                                            Filed September 8,
2023
                                                            File No. 333-274436

       Dear Kabir Nath:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Benjamin Marsh